Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Genesis Energy, L.P. for the registration of 25,336,778 Class A Convertible Preferred Units and to the incorporation by reference therein of our report dated February 28, 2019, except for the change in presentation of guarantor and non-guarantor subsidiaries in the condensed consolidating financial information as discussed in Note 25, as to which the date is December 19, 2019, with respect to the consolidated financial statements of Genesis Energy, L.P., and our report dated February 28, 2019, with respect to the effectiveness of internal control over financial reporting of Genesis Energy, L.P., included in Genesis Energy, L.P.’s Current Report on Form 8-K dated December 19, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

December 19, 2019